================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                  SCHEDULE TO/A
                                 (RULE 14D-100)
                          TENDER OFFER STATEMENT UNDER
                      SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)
                              --------------------
                                PURE WORLD, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            NATUREX ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                                  NATUREX S.A.
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                    74622C106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                              --------------------

                                JACQUES DIKANSKY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  NATUREX S.A.
                            SITE D'AGROPARC MONTFAVET
                                     BP 1218
                              84911 AVIGNON, FRANCE
                            TELEPHONE: 334.9023.9689

                                 WITH A COPY TO:
                             RICHARD S. GREEN, ESQ.
                            THELEN REID & PRIEST LLP
                                875 THIRD AVENUE
                          NEW YORK, NEW YORK 10022-6225
                            TELEPHONE: (212) 603-2000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                              --------------------

                            CALCULATION OF FILING FEE

================================================================================
           TRANSACTION VALUE/*/                       AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $38,983,662.40                                $4,588.38
================================================================================

----------
* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 8,077,018 outstanding shares of common stock of Pure World, Inc. at a purchase price of $4.30 per share. The transaction valuation also includes the offer price of $4.30 multiplied by 988,950, the number of options outstanding.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
     Amount Previously Paid:   $4,588.38            Filing party: Naturex S.A.
     Form or Registration No.:  Schedule TO-T       Date Filed:   June 17, 2005
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
================================================================================

--------------------------------------------------------------------------------
CUSIP No. 74622C106                  13D                      PAGE 2 of 5 PAGES
                                                                   -
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          NATUREX S.A.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          BK, WC
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          FRANCE
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  None
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER                7,504,394
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER             None
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER           7,504,394

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,504,394
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          92.78%*
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

----------
* Based upon an aggregate of 8,088,018 shares of the issuer's common stock outstanding as of July 15, 2005.

--------------------------------------------------------------------------------
CUSIP No. 74622C106                  13D                      PAGE 3 of 5 PAGES
                                                                   -
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          NATUREX ACQUISITION CORP.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  None
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER                7,504,394
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER             None
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER           7,504,394

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,504,394
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          92.78%*
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------


----------
* Based upon an aggregate of 8,088,018 shares of the issuer's common stock outstanding as of July 15, 2005.

     This Final Amendment (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (this "Statement") originally filed on June 17, 2005 with the Securities and Exchange Commission (the "Commission"), as amended by Amendment No. 1 thereto filed on July 12, 2005, by Naturex Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Naturex S.A., a societe anonyme organized under the laws of the French Republic ("Parent"), and the Schedule 13D filed with the Commission by Purchaser and Parent on June 16, 2005, as amended by Amendment No. 1 thereto filed on July 15, 2005. The Statement and the Schedule 13D relate to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Pure World, Inc., a Delaware corporation ("Company"), at a purchase price of $4.30 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase dated June 17, 2005, as supplemented on July 12, 2005 (as supplemented, the "Offer to Purchase"), copies of which were filed as Exhibits (a)(1)(A) and
(a)(1)(G), and the related Letter of Transmittal and the instructions thereto, a copy of which was filed as Exhibit (a)(1)(B) to the Statement on June 17, 2005. Capitalized terms used and not otherwise defined herein shall have the meaning assigned to such terms in the Offer to Purchase.

ITEM 4.  TERMS OF THE TRANSACTION.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

ITEM 11. ADDITIONAL INFORMATION.

     Items 4, 8 and 11 of the Statement are amended and supplemented by the following:

     The Offer expired at 12:00 midnight, New York City time, on Friday, July 15, 2005, and was not extended. Based on information provided by the Depositary for the Offer, a total of 7,504,394 Shares of the Company were tendered (including a total of 5,626 Shares tendered by notice of guaranteed delivery). This number of Shares represents approximately 92.78% of the outstanding Shares of the Company. Parent, through its wholly-owned subsidiary Purchaser, has accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the offer. Payment for such Shares will be made promptly.

     On July 18, 2005, Parent and the Company issued a joint press release announcing the results of the Offer. The full text of the press release is filed as Exhibit (a)(5)(D) and is incorporated herein by reference.

ITEM 12.  EXHIBITS

     Item 12 is amended and supplemented by adding the following Exhibit thereto:

(a)(5)(D) Joint Press Release issued by Naturex S.A. and Pure World, Inc. on July 18, 2005.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Naturex S.A.


                                   By:/s/ Jacques Dikanksy
                                      -------------------------------------
                                   Name:  Jacques Dikanksy
                                   Title: President and Chief Executive Officer




                                   Naturex Acquisition Corp.


                                   By:/s/ Jacques Dikanksy
                                      --------------------------------------
                                   Name:  Jacques Dikanksy
                                   Title: President and Chief Executive Officer


Dated: July 18, 2005

                                  EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION
-----------    -----------

(a)(5)(D) Joint Press Release issued by Naturex S.A. and Pure World, Inc. on July 18, 2005.